SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 13, 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

May 13, 2011
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2011
Start on pre-stripping of Oyu Tolgoi open-pit mine set for third quarter of 2011
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended March 31, 2011. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•	On February 3, 2011, Ivanhoe announced that its strategic rights offering to shareholders had generated US$1.18 billion (CDN$1.17 billion) in gross proceeds to be used to advance development of the Oyu Tolgoi copper-gold-silver project in Mongolia. Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.

•	Full-scale construction at Oyu Tolgoi continues to advance and key elements of the project, including the concentrator complex, remain ahead of schedule. Commercial production is expected to commence in the first half of 2013.

•	Pre-stripping for the phase-one, open-pit mine on the Southern Oyu deposits at Oyu Tolgoi is on schedule to begin during the third quarter of 2011.

•	Official approvals were received in early May 2011 enabling the Oyu Tolgoi Project to proceed with construction of a 95-kilometre high-voltage power transmission line to deliver electricity expected to be imported from China to supply the initial mining operation.

•	The development of the first lift of the phase-two underground block-cave mine at Oyu Tolgoi’s Hugo North Deposit continued successfully during Q1’11. Lateral mine development on the 1,300-metre level at Hugo North is ahead of schedule, achieving an advance during Q1’11 of 1,286.4 metres.

•	Exploration drilling at Oyu Tolgoi’s Southwest Oyu Deposit targeted the down-plunge extension of mineralization below the already defined drill resource. The drilling identified previously undefined mineralization, including 98 metres of 1.75 grams of gold per tonne and 0.64% copper, with a copper-equivalent grade of 1.8%, at a down-hole depth of between 1,086 and 1,184 metres.

•	On March 14, 2011, Ivanhoe and BHP Billiton Ltd. announced that they had discovered a new zone of shallow copper-molybdenum-gold mineralization on their Ulaan Khud North joint-venture exploration licence, approximately 10 kilometres north of Oyu Tolgoi.

•	During Q1’11, Ivanhoe’s 57%-owned subsidiary, SouthGobi Resources (SGQ: TSX; 1878: HK), reported coal sales of $20.2 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 450,000 tonnes of coal sold to customers in China at an average realized price of approximately $50 per tonne.

•	Ivanhoe’s 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX, TSX), continued to focus on the development of its Merlin high-grade molybdenum and rhenium deposit in the Cloncurry region of Queensland. Construction of the decline to access the Merlin mineralization had progressed to 641 metres by the end of Q1’11.

•	Altynalmas Gold, 50%-owned by Ivanhoe Mines, is continuing its drilling program designed to continue the delineation of resources and reserves to NI 43-101 standards at the Kyzyl Gold Project in Kazakhstan. A total of 18,496 metres were drilled during Q1’11 on the Bakyrchik Mining Lease.
MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66%-owned by Ivanhoe Mines)
Construction of Oyu Tolgoi copper-gold-silver complex advancing toward planned start of commercial production in the first half of 2013.
Overall construction of the Oyu Tolgoi Project was 15.1% complete by the end of Q1’11, slightly ahead of the planned 14.8%. Total capital invested in the project by the end of Q1’11 was $1.8 billion.
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.
An 85,000-tonne-per-day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded to approximately 160,000 tonnes of ore per day when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings. Current activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
In early May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi approximately 95 kilometres south to the Mongolia-China international border. The construction approval from Mongolia’s Energy Regulatory Authority and a land-use contract from the governor of Khanbogd soum (township), which includes Oyu Tolgoi, are key to the plan to import electricity from China to operate the Oyu Tolgoi complex during its initial four years of commercial production. Contracts have been awarded to Mongolian companies for construction of the power line, which is scheduled for completion during Q4’11.

Discussions between the Mongolian and Chinese governments are expected during Q2’11 to conclude a bilateral agreement that would secure the supply of electricity from China. Subject to final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by mid-2012. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electricity is critical to the project and that Ivanhoe Mines has the right to initially obtain electricity from inside or outside Mongolia, including China.
The agreement also established that Ivanhoe Mines has the right to build or subcontract construction of a coal-fired power plant at an appropriate site in the South Gobi to supply Oyu Tolgoi and that all of the project’s electricity requirements would be sourced from within Mongolia no later than four years after Oyu Tolgoi begins commercial production. A feasibility study of a proposed power plant is underway and a decision on construction is expected later in 2011.
Mongolian government approvals of land-use permits for Oyu Tolgoi’s process-water pipeline, the permanent airport and roads are expected in Q2’11. Other critical activities that either were completed in Q1’11 or are underway in Q2’11 include:
•	Advancing contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to go to major Chinese smelters.

•	Conclusion of the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support mine operations and the 70-kilometre raw-water pipeline to supply the concentrator complex.

•	Awarding of contracts to construct the 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait.

•	Conducting a ground-breaking ceremony for a permanent domestic airport at Oyu Tolgoi in late Q1’11.

•	Construction of the Shaft #2 headframe and ancillary facilities had reached 29.0% completion by the end of Q1’11. The staging building, mine-dry and warehouse buildings were erected; mechanical and electrical installations will follow. Shaft-sinking work is planned to begin in September 2011.

•	Construction of the concentrator building shell continued to advance. By early Q2’11, more than 6,200 tons of structural steel had been erected and work in the concentrator area reached 27.7% completion. Within the processing, crushing, and material-handling areas, more than 100,000 cubic metres of concrete had been poured by early Q2’11.

•	Completion of excavations for facilities for the primary ore crusher and pouring of the base mat in late Q1’11.

•	Completion of excavation of the tailings-thickening ponds and pouring of initial concrete.

•	Start of commissioning of the 12-megawatt first stage of the diesel-fuelled power station, which will provide interim construction power.

•	Resumption of the steady growth of the site workforce in late Q1’11, which exceeded 11,400 in mid-Q2’11, with approximately 9,500 working on site each day and the balance on leave. The long-term operations camp is being utilized as it is commissioned.
Pre-stripping of open-pit mine set to start in third quarter of 2011
Pre-stripping as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits is on schedule to begin during Q3’11. All operational-readiness activities also are on schedule.
During Q1’11 and early Q2’11, the following major steps were accomplished in the development of the open pit:
•	Final selection was made of the open-pit mining fleet, with purchase orders issued to international manufacturers. All major mining equipment has been secured in line with the open-pit’s pre-stripping schedule.

•	The supplier for the explosives service contract was selected in Q1’11.

•	The permit for open-pit blasting was obtained from the Mongolian Government.
Underground development of Hugo North Mine proceeding on schedule
The development of the first lift of the phase-two, underground block-cave mine at the Hugo North Deposit continued successfully during Q1’11. Lateral mine development 1,300 metres below surface at Hugo North is ahead of schedule, achieving an advance during Q1’11 of 1286.4 metres —12.8 metres more than planned.
Progress continued through Q1’11, with raise-pilot drilling from the 512-metre level to the 1,300-metre level. Engineering is continuing for the upgrade of the Shaft #1 hoisting system and procurement packages are being finalized for release.
The underground development off Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $3.6 billion
Ivanhoe Mines and Rio Tinto are working together to achieve a project-finance package for Oyu Tolgoi, which the companies are targeting to have in place during the second half of 2011. Ivanhoe Mines announced in 2010 that discussions were progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. As discussions continue, other government credit agencies and commercial banks are expected to be added to the core group of lenders.

Final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Part of the project-finance package would be used to refinance any drawdowns under an interim funding facility, if funds from such interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Skills training and community programs well advanced
The Oyu Tolgoi Project’s staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. At end of April 2011, approximately 5,300 Mongolians were employed by the project at the development site. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations.
The design and construction of onsite training facilities were completed in Q1’11. Training materials for operations at the concentrator, the open pit and underground are being developed. All critical training hires were in place by the end of Q1’11.
Exploration drilling continued in Q1’11
During Q1’11, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project with 3,289 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 3,404 metres of underground geotechnical drilling and 5,156 metres of surface exploration diamond drilling.
At Heruga North, exploration drilling is ongoing; 1,340 metres have been completed in hole OTD1510D. The hole has reached 2,300 metres and has yet to intersect the target below the gold-rich zone that was intersected in OTD1510, which recorded 308 metres of 0.27 g/t gold and 0.61% copper, with a copper-equivalent grade of 0.83%, at a down-hole depth between 1,498 and 1,804 metres before passing into unmineralized quartz monzodiorite.
At Southwest Oyu, 1,293 metres of drilling were completed in hole OTD1567, which targeted the down-plunge extension of mineralization below the previously defined drill resource. Apart from previously defined mineralization, the hole intersected 98 metres of 1.75 g/t gold and 0.64% copper, with a copper-equivalent grade of 1.8%, at a down-hole depth between 1,086 and 1,184 metres before passing into unmineralized quartz monzodiorite.
At the Javkhlant II induced-polarization anomaly at the southern-most end of the Oyu Tolgoi trend, 547 metres of drilling were completed in drill hole EJD0037. The hole intersected four zones averaging 30 metres thickness from 232 to 504 metres, with a grade averaging 0.15% copper, 0.05 g/t gold and 30 ppm molybdenum. Host rocks were augite basalt, the same as elsewhere at Oyu Tolgoi.
On the Shivee Tolgoi licence 1,880 metres of drilling was completed on the EGD147 section, approximately 800 metres north of the currently defined limit of the Hugo North resources. Narrow slivers of weakly mineralized host rocks were intersected below 2,000 metres.

Exploration at Ulaan Khud North (50%-owned by Ivanhoe Mines)
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint-venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. had discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a new total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.
Twenty-five drill holes totalling 6,561 metres, ranging in depth from 182 metres to 377 metres, defined the new zone of shallow, porphyry copper mineralization over an area of 600 metres by 300 metres. Most of the holes are vertical and were drilled on a 100-metre-square grid. The mineralized zone starts beneath 60 to 80 metres of Cretaceous clay and gravels, indicative of a near-surface deposit with open-pit mining potential. Ivanhoe Mines’ geologists believe that the near-surface copper mineralization discovered to date at Ulaan Khud North may be part of a much larger deposit.
MONGOLIA
SOUTHGOBI RESOURCES (57%-owned by Ivanhoe Mines)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
In Q1’11, SouthGobi had sales of approximately 450,000 tonnes at an average realized price of approximately $50 per tonne. This was an improvement over the sale of approximately 430,000 tonnes in Q1’10 at an average realized selling price of $36 per tonne. Revenue increased from $13.9 million in Q1’10 to $20.2 million in Q1’11, due primarily to the higher realized average price.
SouthGobi’s revenues are net of royalties. SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne that is published monthly by the Mongolian Government. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale royalty of up to 5% based on the set reference price of coal. Based on the reference price for Q1’11, SouthGobi was subject to a 2% sliding royalty in addition to the 5% base royalty. The weighted average reference price for Q1’11 was $68 per tonne.
Cost of sales of $20.3 million for Q1’11 was consistent with Q1’10 ($20.3 million). Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.

Updated resources released for Ovoot Tolgoi complex and Soumber Deposit
On March 30, 2011, SouthGobi announced updated, independent, NI 43-101-compliant surface and underground Reserves and Resources for the Ovoot Tolgoi Mine. The report is set out in a SouthGobi news release dated March 30, 2011, and available in SouthGobi’s public filings at www.sedar.com.
Also on March 30, 2011, SouthGobi reported that it had received an updated, independent NI 43-101-compliant Resource estimate for the Soumber Deposit. This report is discussed in a SouthGobi news release dated March 30, 2011, and available in SouthGobi’s public filings at www.sedar.com.
AUSTRALIA
IVANHOE AUSTRALIA (62%-owned by Ivanhoe Mines)
Ivanhoe Australia incurred exploration expenses of $30.4 million in Q1’11, compared to $10.8 million in Q1’10. The increase was largely due to the work on the Merlin decline and expenses related to the preparation of the Merlin pre-feasibility study.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q1’11, work focused on progressing the Merlin pre-feasibility study and decline, the copper-gold study, and preparing for development work at the Osborne and Kulthor underground mines. In April 2011, mining industry veteran Mike Spreadborough was appointed as the company’s Chief Operating Officer.
Merlin molybdenum and rhenium development studies
During Q1’11, work focused on advancing the Merlin pre-feasibility study, with further study underway on the mining costs and planned mining method to optimize the project. Access to the Merlin ore body via the mine decline will enable further geological, geotechnical and metallurgical testing to be undertaken.
The underground access will enable additional detailed drilling of the high-grade Merlin mineralization. Data from the drilling program will be used to further optimize mine design and production plans, with the primary goal being to maximize the production of high-grade molybdenum and rhenium ore as early as possible in the mine’s life. The underground access also will provide ore for additional metallurgical test work to facilitate the design and location of the planned molybdenum and rhenium concentrate roaster. This additional mine and processing data will be incorporated into the ongoing pre-feasibility study.
At the end of Q1’11, construction of the Merlin decline had progressed to 641 metres and is expected to be adjacent to the Little Wizard Deposit by the end of Q2’11. Access to the Little Wizard ore body will enable further drilling, which could extend the mineralization and bulk sampling for metallurgical test work.

Copper-gold study underway
The internal study is continuing into the viability of various sources of copper and gold ore at Osborne and the Starra Line. The study is focused on assessing potential production rates and capital, and operating-cost profiles required to process ore through the Osborne Complex.
The Ivanhoe Australia Board approved A$30 million of capital to develop the Osborne and Kulthor underground resources. During Q2’11, a contractor was appointed to conduct the underground development and has begun mobilizing to site.
Mount Dore scoping study completed
During Q1’11, the scoping study for the copper heap-leach, SX/EW project at the Mount Dore Deposit was completed, and a NI 43-101-compliant resource report is being compiled.
Mount Elliott scoping study started
A scoping study for Mount Elliott has commenced, initially evaluating the mining of the high-grade SWAN Zone and copper-gold mineralization around the old Mount Elliott mine. The objectives for the study are to:
•	provide a preliminary assessment of the strength of the business case;

•	identify credible operating scenarios for subsequent study; and

•	identify any constraints to project development.
The scoping study is expected to be completed by Q4’11 and is expected to be followed by a pre-feasibility study in 2012 to establish the preferred project development alternative.
KAZAKHSTAN
Kyzyl Gold Project (50%-owned by Ivanhoe Mines)
Exploration drilling work continuing
In February 2011, Ivanhoe Mines and Altynalmas Gold announced updated NI 43-101-compliant Mineral Resources for the Bakyrchik Deposit based on drill results available up to December 1, 2010.
Altynalmas Gold is continuing its drilling program designed to continue the delineation of resources and reserves at the Kyzyl Gold Project that are compliant with NI 43-101 standards. A total of 18,496 metres were drilled during Q1’11 on the Bakyrchik Mining Lease. A total of 25,000 metres are planned to be completed during 2011 on the Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.

Feasibility study proceeding on schedule
The definitive feasibility study on the Bakyrchik Deposit began in 2010 and is expected to be completed in Q2’11. The feasibility study is being conducted in conjunction with detailed engineering work. Tender requests have been circulated for the fabrication of long-lead items, including an oxygen plant and dry-grinding mill. Procurement of long-lead items is expected to begin later in 2011. Altynalmas Gold expects to begin construction of a 1.5-million-tonne per year fluidized-bed roasting plant later this year to process the project’s refractory ores.
During Q1’11, progress was made on arsenic stabilization work. Altynalmas Gold has filed a provisional patent application with the United States Patent and Trademark Office covering the new technology developed in connection with the stabilization of wastes containing arsenic that are generated during the roasting of sulphide ores.
OTHER DEVELOPMENTS
Highly successful strategic rights offering completed in 2011
In February 2011, Ivanhoe Mines closed its strategic rights offering in which all existing shareholders, subject to applicable law, were able to participate on a pro rata basis in purchasing additional common shares. The offering generated $1.18 billion in gross proceeds, which is being used primarily to advance development of the Oyu Tolgoi Project.
Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.
The funds that were raised significantly enhance Ivanhoe Mines’ capital position and its ability to sustain the pace of full-scale construction at Oyu Tolgoi toward the target of commercial production in 2013.
Ivanhoe Mines’ founder and Chief Executive Officer Robert Friedland and Rio Tinto, the two largest shareholders in Ivanhoe Mines, exercised all of their respective rights that were issued to them in the rights offering. Mr. Friedland also purchased an additional 1.5 million rights on the open market and exercised them to acquire additional common shares. Mr. Friedland’s ownership stake in Ivanhoe Mines now is approximately 15.5%. Rio Tinto’s ownership stake in Ivanhoe Mines now is approximately 42.0%.
David Huberman assumes chairmanship of the Ivanhoe Mines Board
David Huberman was elected as Chairman of the Ivanhoe Mines Board of Directors following the company’s annual general meeting on May 10, 2011, in accordance with the terms of the Heads of Agreement concluded between Ivanhoe Mines and Rio Tinto and announced in December 2010. Mr. Huberman’s accession to the office followed almost eight years as the lead independent director on the Ivanhoe Mines Board, with responsibility for ensuring that the Board fulfilled its mandate effectively, efficiently and independently of management.
Mr. Huberman is President of Coda Consulting Corp., a business consulting firm based in Vancouver, Canada. He practiced business law from 1972 until 1996, specializing in corporate, commercial, banking, securities and regulatory law.
Ivanhoe Mines’ founder Robert Friedland, who served as Chairman between 1996 and 2011, continues as a Director and as Chief Executive Officer.

Financial Results
In Q1’11, Ivanhoe Mines recorded a net loss of $492.5 million ($0.79 per share) compared to a net loss of $193.9 million ($0.43 per share) in Q1’10, representing an increase of $298.6 million. Results for Q1’11 mainly were affected by $46.2 million in exploration expenses, $20.3 million in cost of sales, $25.3 million in general and administrative expenses, $4.3 million in interest expense, a $432.5 million change in the fair value of a derivative, a $36.8 million change in the fair value of embedded derivatives and $3.7 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $20.2 million, a $10.6 million gain on sale of long-term investment, $5.1 million in interest income and $3.1 million in mainly unrealized foreign exchange gains.
The $432.5 million change in fair value of derivative relates to the Q1’11 change in fair value of the Ivanhoe Mines rights offering derivative liability from December 31, 2010. The rights were revalued in Q1’11 prior to their exercise or expiry which resulted in a $432.5 million loss being recognized.
Exploration expenses of $46.2 million in Q1’11 decreased $25.2 million from $71.4 million in Q1’10. Exploration expenses included $13.5 million spent in Mongolia ($59.2 million in Q1’10), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $30.4 million incurred by Ivanhoe Australia ($10.8 million in Q1’10). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2011, was $1.9 billion. As at May 13, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.6 billion.

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.
($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2011	2010	2010	2010
Revenue	$20.2	$41.6	$6.6	$17.7
Cost of sales	(20.3)	(46.4)	(14.9)	(13.2)
Exploration expenses	(46.2)	(59.6)	(48.1)	(39.5)
General and administrative	(25.3)	(46.4)	(15.0)	(14.7)
Foreign exchange gains (losses)	3.2	6.6	5.3	(4.9)
Change in fair value of derivative	(432.5)	135.7	—	—
Change in fair value of embedded derivatives	(36.8)	(20.0)	49.8	72.2
Net income (loss) from continuing operations	(492.5)	37.3	(24.9)	(30.0)
Income (loss) from discontinued operations	—	—	—	—
Net income (loss)	(492.5)	37.3	(24.9)	(30.0)
Net income (loss) per share — basic
Continuing operations	$(0.79)	$0.07	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.07	$(0.05)	$(0.06)

Net income (loss) per share — diluted
Continuing operations	$(0.79)	$0.06	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.06	$(0.05)	$(0.06)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2010	2009	2009	2009
Revenue	$13.9	$9.9	$11.9	$10.7
Cost of sales	(20.3)	(8.5)	(8.6)	(9.1)
Exploration expenses	(71.4)	(67.2)	(40.9)	(35.2)
General and administrative	(8.3)	(15.0)	(12.5)	(10.5)
Foreign exchange gains (losses)	1.7	2.2	19.5	21.7
Change in fair value of embedded derivatives	(1.4)	(45.0)	—	—
Loss on conversion of convertible credit facility	(154.3)	—	—	—
Net income (loss) from continuing operations	(200.5)	(138.7)	(47.8)	(27.0)
Income (loss) from discontinued operations	6.6	9.2	(21.9)	2.1
Net income (loss)	(193.9)	(129.5)	(69.8)	(24.9)

Net income (loss) per share — basic
Continuing operations	$(0.44)	$(0.32)	$(0.12)	$(0.07)
Discontinued operations	$0.01	$0.02	$(0.05)	$0.01
Total	$(0.43)	$(0.30)	$(0.17)	$(0.06)

Net income (loss) per share — diluted
Continuing operations	$(0.44)	$(0.32)	$(0.12)	$(0.07)
Discontinued operations	$0.01	$0.02	$(0.05)	$0.01
Total	$(0.43)	$(0.30)	$(0.17)	$(0.06)

Ivanhoe Mines’ results for the three months ended March 31, 2011, are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
QUALIFIED PERSON
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect to the Oyu Tolgoi Project were prepared by, or under the supervision of, Stephen Torr, P. Geo., an employee of the company and a qualified person as defined in NI 43-101.
Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the expansion of throughput capacity of the concentrator at the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the expected timing of construction of the electrical transmission power line from the Oyu Tolgoi Project to the Chinese border; the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China; the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Mongolian Government; the schedule of receipt of permits from the Mongolian Government relating to land use, permanent airport and roads; expected markets for concentrate produced at the Oyu Tolgoi Project; initial production estimates; the commencement of construction of the water pipeline and paved road to the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; implementation of the Oyu Tolgoi Project’s training and development strategy; statements concerning mineralization potential at Ulaan Khud North; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the elements of SouthGobi’s planned exploration program for 2011; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statements concerning the timing of the expected completion of the Ovoot Tolgoi coal-handling facility at the end of 2011; the statements concerning SouthGobi’s expected coal sales and prices in Q2’11; the statements concerning the timing of the Merlin pre-feasibility study; the statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the Mount Elliot scoping study and pre-feasibility study; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in Q2’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; planned drilling on the Bakrychik Mining Lease and the surrounding exploration licence; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary